UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                           AMERICAN SPECTRUM REALTY, INC.
                           ------------------------------
                                  Name of Issuer

                           Common Stock, $.01 par value
                     ---------------------------------------
                          (Title of Class of Securities)

                                    02970Q203
                                   ------------
                                   CUSIP Number


                                 Michael G. Zybala
                            Asst. Secretary and Counsel
                            The InterGroup Corporation
                                 820 Moraga Drive
                           Los Angeles, California 90049
                                  (310) 889-2500
                     --------------------------------------------
                     Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications

                                 December 28, 2004
                                 ------------------
                Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

CUSIP No. 02970Q203                                               Page 2 of 6
-----------------------------------------------------------------------------
1.   Name of Reporting Person                     Tax Identification Number

     The InterGroup Corporation                         13-3293645
-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [x]
-----------------------------------------------------------------------------
3.   SEC Use Only
-----------------------------------------------------------------------------
4.   Source of Funds

     WC
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
-----------------------------------------------------------------------------
Number of                                 7.   Sole Voting Power
Shares                                         0
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each                                           5,225
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           0
                                          -----------------------------------
                                          10.  Shared Dispositive Power
                                               5,225
-----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     5,225 Shares of Common Stock
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     0.3%
-----------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
-----------------------------------------------------------------------------

CUSIP No. 02970Q203                                              Page 3 of 6
-----------------------------------------------------------------------------
1.   Name of Reporting Person                     Tax Identification Number

     John V. Winfield
-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [x]
-----------------------------------------------------------------------------
3.   SEC Use Only

-----------------------------------------------------------------------------
4.   Source of Funds

     PF
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     U.S.
-----------------------------------------------------------------------------
Number of                                 7.   Sole Voting Power
Shares                                         132,475
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each                                           137,700
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           132,475
                                          -----------------------------------
                                          10.  Shared Dispositive Power
                                               137,700
-----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     137,700 Shares of Common Stock
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     8.8%
-----------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
-----------------------------------------------------------------------------

                           AMENDMENT NO. 1
                           TO SCHEDULE 13D
                    OF THE INTERGROUP CORPORATION
                         AND JOHN V. WINFIELD
                  REGARDING OWNERSHIP OF SECURITIES OF
                      AMERICAN SPECTRUM REALTY, INC.


          This Amendment No. 1 to Schedule 13D is being filed by The InterGroup Corporation, a Delaware Corporation ("InterGroup"), and John V. Winfield, the Chairman, President and Chief Executive Officer of InterGroup, to update information previously furnished.

          The following Items of this Schedule 13D are amended:

Item 1.   Security and Issuer
          -------------------

          This Amendment relates to additional purchases of the common stock, par value $.01 per share (the "Common Stock") of American Spectrum Realty, Inc., a Maryland corporation (the "Issuer") by Mr. Winfield in open market transactions.


Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          Mr. Winfield used personal funds to purchase the shares of Common Stock reported herein.


Item 4.   Purposes of Transactions.
          ------------------------

          InterGroup and Mr. Winfield acquired the securities of Issuer for investment purposes. InterGroup or Mr. Winfield may make additional purchases of the securities of Issuer either in the open market or in privately negotiated transactions depending on an evaluation of the Issuer's business prospects and financial condition, the market for securities, other available investment opportunities, money and other stock market conditions and other future developments. Depending on these factors, InterGroup or Mr. Winfield may decide at any time to sell all or part of their holdings of the Issuer's securities in one or more public or private transactions.

          Except as set forth in this Schedule 13D, InterGroup and John V. Winfield do not have any present plan or proposal that relate to or would result in any of the events set forth in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.   Interest in the Securities of the Issuer
          ----------------------------------------

          (a) InterGroup, as of January 3, 2005, may be deemed to beneficially own, for purposes of this Section 13(d) of the Exchange Act, 5,225 shares of the Common Stock of Issuer, representing approximately 0.3% of the outstanding Common Stock of Issuer.

          John V. Winfield, as of January 3, 2005, may be deemed to beneficially own for purposes of this Section 13(d) of the Exchange Act, 132,475 shares of the Common Stock of the Issuer, representing approximately 8.4% of the outstanding Common Stock of Issuer. Mr. Winfield has the sole voting and disposition power over the shares of Common Stock owned by him.

          John V. Winfield may be deemed to beneficially own approximately 59.3% of the shares of the common stock of InterGroup. Mr. Winfield is also the Chairman, President and Chief Executive Officer of InterGroup. In those capacities, Mr. Winfield can be deemed to have shared power with InterGroup to direct the voting and disposition of the Common Shares owned by InterGroup.
To the extent that Mr. Winfield is deemed to beneficially own, for purposes of
Section 13(d), the Common Stock owned by InterGroup, he would beneficially own approximately 8.8% of the Common Stock of Issuer.

          The above percentages were determined based on the Issuer's representations in its latest filing on Form 10-Q with the Securities and Exchange Commission that it had 1,569,890 shares of Common Stock outstanding as of November 9, 2004.

          (b) As the Chairman, President, Chief Executive Officer and controlling shareholder of InterGroup, John V. Winfield shares the voting power and disposition power with respect to the Common Stock owned by InterGroup.

          (c) During the past sixty (60) days, the following transactions were effected in the Common Stock of Issuer by InterGroup or Mr. Winfield:

                                       Average
                                      Price per
Identity        Date       Amount       Share          Nature of Transaction
----------     --------    ------     ---------        ---------------------
Winfield       11/03/04       800       $5.75          Open Market Purchase
Winfield       11/08/04       500       $5.52          Open Market Purchase
Winfield       11/12/04     1,700       $7.66          Open market Purchase
Winfield       11/17/04     1,700       $7.30          Open Market Purchase
Winfield       11/18/04       400       $7.12          Open market Purchase
Winfield       11/19/04       800       $7.00          Open Market Purchase
Winfield       11/22/04       300       $7.25          Open Market Purchase
Winfield       12/02/04     4,700       $7.90          Open Market Purchase
Winfield       12/08/04     1,300       $9.21          Open Market Purchase
Winfield       12/20/04       600       $8.69          Open Market Purchase
Winfield       12/23/04       500       $8.41          Open Market Purchase
Winfield       12/27/04     1,400       $8.52          Open Market Purchase
Winfield       12/28/04     2,300       $9.07          Open Market Purchase
Winfield       12/31/04     3,300       $9.14          Open Market Purchase

          (d) No person other than InterGroup, with respect to its shares, or Mr. Winfield, with respect to his shares, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by each.

          (e)  Inapplicable.




                               SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 3, 2005                THE INTERGROUP CORPORATION
       ----------------
                                   By: /s/ John V. Winfield
                                       ------------------------------------
                                       John V. Winfield, Chairman
                                       President and Chief Executive Officer


Dated:  January 3, 2005                /s/ John V. Winfield
        ---------------                ---------------------------
                                           John V. Winfield